Exhibit 4.15

Agreement

Party A: Shanghai Golden Sun Gongyu Education Technology Co., Ltd

Unified Credit Code: 91310110MA1G8j1EX1

Legal representative: Weng Xueyuan (ID No.: 330328196506244616)

Contact phone number: 13968836059

Party B:	Shen Zuxiang (ID No.: 310110196304206816), Tel: 13671737098

Yi Xiang'an (ID No.: 330501197801171257), Tel: 13671737098

Both Party A and Party B, through friendly consultation, have decided to jointly invest in and establish a new company to engage in cultural and tourism projects for the common cause. The following consensus has been reached and both parties will abide by it.

一、Both parties cooperate to jointly establish a new company, temporarily named Shanghai Fujin Cultural Tourism Industry Development Co., Ltd(Specific subject to review by the industry and commerce department)， The registered capital is 1 million yuan, and Party A holds 51% of the company's equity; Party B Shen Zuxiang and Yi Xiang'an account for 49%.

二、The core management team of the new company is: Chairman: Weng Xueyuan; Vice Chairman and General Manager: Shen Zuxiang; Executive Vice General Manager: Yi Xiang'an. The remaining members and employees of the management team shall be organized and arranged by Party B, with assistance from Party A. The company is managed by the general manager under the leadership of the board of directors and adopts the management model of the listed company of Party A. The financial system, personnel management system, legal system, etc. are included in the unified management of Golden Sun Health Technology Group.

三、 In order to improve the work enthusiasm and team cohesion of team members, after the establishment of the new company, 20% of the net profit will be extracted annually to reward the team. The specific allocation will be discussed and decided by the management team and reported to the board of directors for record.

四、The division of labor between Party A and Party B is as follows:

1. The legal representatives of both Party A and Party B must be legal and compliant enterprises and natural persons who have not been legally punished by relevant units.

2. The first party is responsible for the company's strategic direction, administrative office operations, office space, and initial operating capital investment (with a total investment of no less than 2 million yuan). After the new company generates income, the daily expenses will be borne by the company, and the office space rent will be provided by the first party for one year (included in the investment amount).

3. The second party is responsible for the team building of the new company, as well as the training, planning, and business promotion of cultural and tourism projects, and is also responsible for the operation of the company's projects; Performance requirement: Revenue of 2 million yuan in the first year; Revenue of 5 million yuan in the second year; Revenue of 8 million yuan in the third year; Starting from the fourth year, the annual budget should not be less than 8 million yuan.

4. The chairman does not pay salaries until the new company is profitable, only salaries for team management personnel (general manager, deputy general manager, director, finance, etc.), specifically: the annual salary of the general manager and executive deputy general manager is 300000 yuan, and the rest of the staff are determined through mutual consultation. After the company generates profits, the chairman's annual salary is 300000 yuan.

五、 Liability for breach of contract

Both Party A and Party B shall strictly abide by the terms of this agreement. If one party breaches the agreement, the breaching party shall compensate the non breaching party for any losses incurred, including but not limited to direct or indirect losses, legal fees, litigation costs, preservation fees, and other related expenses incurred by the non breaching party to safeguard the aforementioned rights and interests.

六、 Dispute Resolution

In case of any dispute arising from this agreement, both parties shall resolve it through consultation. If no agreement can be reached through negotiation, either party has the right to file a lawsuit with the Pudong New Area People's Court in Shanghai.

七、 Supplementary Provisions

1. This agreement is made in quadruplicate, with each party holding two copies, and shall come into effect from the date of signature and seal by both parties;

2. Any matters not covered shall be resolved through mutual consultation between the parties. If both parties reach a consensus through consultation, supplementary terms may be established. The supplementary terms have the same legal effect as this agreement.

(No text below)

Party A (seal):	Party B (seal):

Legal representative or authorized	Legal representative or authorized
representative:	representative:

Signing date: Year Month Day